December 27, 2016

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eldorado Resorts, Inc.

Registration Statement on Form S-4

File No. 333-214422

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement of Eldorado Resorts, Inc. (the “Company”), initially filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2016, as amended by Amendment No. 1 dated December 22, 2016 (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m. E.S.T. on December 29, 2016, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporate Finance of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Milbank, Tweed, Hadley & McCloy LLP, by calling Deborah R. Conrad at (424) 386-4671. Also, if you have any questions regarding the foregoing, please do not hesitate to contact Ms. Conrad at the phone number above or me at (775) 328-0102.

Very truly yours,

ELDORADO RESORTS, INC.

By:	/s/ Anthony L. Carano
Name:	Anthony L. Carano
Title:	Executive Vice President and
General Counsel

cc:  Deborah R. Conrad, Milbank, Tweed, Hadley & McCloy LLP